SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-held Company
CNPJ/MF n° 02.558.115/0001-21
NIRE n° 33.300.276.963

NOTICE TO SHAREHOLDERS

TIM Participações S.A., a public-held company, headquartered at Avenida das Américas, n° 3434, Block 1, Barra da Tijuca, in the City and State of Rio de Janeiro (“Company”), in addition to the resolutions of the Extraordinary General Meeting (“AGE”) and Preferred Stock Holders Special Meeting (“AESP”) both held on June 22nd, 2011, communicates to its shareholders and to the market in general, the procedures to be adopted related to the exercise of the withdrawal right by the dissenting preferred shareholders, as follows:

(1) Starting and end of the period for exercise of the withdrawal right: The term of thirty (30) days for the exercise of the withdrawal right starts on (June 27th, 2011), and ends on July 26th, 2011, since the AESP minutes held on June 22nd, 2011, will be published in the newspapers regularly used by the Company on June 23rd, 24th and 27th, 2011. The right of withdrawal which is not exercised in the period determined for its respective shareholder will expire.

 (2) To whom the withdrawal right applies: To the shareholders holding preferred shares issued by the Company that dissented from the AESP resolution, which approved the conversion of the total number of preferred shares into common shares of the Company, in the proportion of 0,8406 newly issued common shares, for each preferred share of the Company, pursuant to the subparagraph 1 of article 136, combined with the subparagraph 1 of article 137, both of Law n° 6.404/1976. Additionally, regarding to the exercise of the withdrawal right, the shares purchased until, and including, May 5th, 2011, will grant to its holders the right of exercising the withdrawal right under the conditions set forth above.

(3) Procedures that shall be adopted by the dissenting shareholder: The shareholders that intend to exercise the withdrawal right shall manifest their dissenting, in writing, notarized, mentioning the number of shares held by such shareholder, together with a certified copy of the following documents: (a) Individuals: CPF, ID and updated proof of address; (b) Legal Entity: CNPJ, Records, By-laws and respective amendments, as well as the documents of partners/legal representatives (CPF, ID and proof of address). The request shall be made by the shareholders in any of the agencies of Banco Bradesco S.A. (“Bradesco”) or through their own brokers. Eventual doubts and/or clarifications related to the procedures shall be addressed to the following e-mail of Bradesco: 4010.acecustodia@bradesco.com.br

(4) Reimbursement value per share: The amount of the reimbursement of the Company’s preferred shares owned by the shareholders dissenting from the approval of subjects of the shareholders’ meeting, calculated by the value of net worth comprised in the Company’s Balance Sheet of December 31st, 2010, is of  R$ 4,1628 by share.

(5) Date foreseen for the payment of reimbursement: In case of the exercise of the withdrawal right, the payment of the reimbursement value is foreseen for August 3rd, 2011. The Company will keep its shareholders and the market informed about the developments regarding this subject.

(6) Notice to the Shareholders regarding the exercise of the withdrawal right:  In view of the exercise of the withdrawal right, the number of shares by which the Company’s capital is divided may be reduced. Therefore, in the period of up to five (05)  business days, starting from the date in which the exercise of the withdrawal right expires, the Company will communicated the Shareholders regarding the final number of shares in which the Company’s capital will be divided.

Rio de Janeiro, June 22nd, 2011.

Claudio Zezza
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:June 22, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.